Exhibit 99.1

YM BIOSCIENCES REPORTS ANTI-EGFR DRUG
NIMOTUZUMAB APPROVED IN INDIA FOR TREATMENT OF
HEAD AND NECK CANCER

MISSISSAUGA, Canada - July 20, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today reported that India’s Drug Controller General has granted marketing approval to nimotuzumab, an anti-EGFr monoclonal antibody, for the treatment of head & neck cancer. Biocon Biopharmaceuticals Ltd, a joint venture between Biocon (NSE:BIOCON) and CIMAB SA (Havana, Cuba), has rights to the drug from CIMAB for the Indian subcontinent. Nimotuzumab is also licensed to YM’s majority owned subsidiary CIMYM BioSciences Inc. by CIMAB for the major market countries including Europe, North America, Japan and the Pacific Rim countries excluding China.

 “While our license for nimotuzumab does not extend to India, this approval is an important validation of the safety and efficacy of the drug. In addition, a significant amount of additional clinical data in head & neck cancer will be now generated in India as nimotuzumab is commercialized,” said David Allan, Chairman and CEO of YM BioSciences. “YM has been advised that in the trials undertaken by Biocon Biopharmaceuticals Ltd to gain approval for nimotuzumab no cases were observed of the severe rash commonly produced by similar agents with the same target, consistent with previous study results. The absence of this debilitating side-effect should prove a key differentiator for nimotuzumab in the marketplace.”

Nimotuzumab is currently in a Phase IIl trial in Europe in combination with radiation for the treatment of pediatric pontine glioma. YM BioSciences and CIMYM BioSciences Inc. are preparing to file for authorization to conduct a trial in North America in pediatric pontine glioma. In addition, YM is developing nimotuzumab for non-small cell lung cancer and pancreatic cancer and proposes to pursue the clinical development of the drug in adult glioma, esophageal cancer and colorectal cancer. YM’s licensor, CIMAB SA and its parent, the Center of Molecular Immunology, are conducting trials with nimotuzumab in glioma, breast, esophageal, uterine cervix, prostate and head and neck cancers.

Data from trials with nimotuzumab were submitted to the ASCO 2006 Annual Meeting in Atlanta, Georgia in June 2006, and included safety data from a pharmacodynamic/pharmacokinetic study of nimotuzumab conducted by The Princess Margaret Hospital. Full PD/PK results will be presented at the 18th EORTC-NCI-AACR Symposium on "Molecular Targets and Cancer Therapeutics", which will be held in Prague, Czech Republic from November 7-10, 2006.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications and AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, and owns a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
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Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com